sembcorp

[redacted]

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

08001572

12 March 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2008 MAR 31 P 5:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
APR 0 3 2008
THOMSON
FINANCIAL

May

Kwong Sook May
Company Secretary

Encs

4/1

C jesstan/SgxnetAnn/SECltr

ZonesCorp
Higher Corporation For Specialized Economic Zones

sembcorp

12 March 2008

Joint Media Release

ZonesCorp and Sembcorp Sign MOU for Utility Company in Abu Dhabi

The Higher Corporation For Specialised Zones (ZonesCorp) of Abu Dhabi and Sembcorp Industries (Sembcorp) of Singapore today signed a Memorandum of Understanding to jointly establish a world-class utility services company. The signing took place on the sidelines of a meeting of the Abu Dhabi - Singapore Business Forum, held at the Emirates Palace in Abu Dhabi.

The agreement was signed by ZonesCorp CEO Engineer Jaber Hareb Al Khaili and Sembcorp's Executive Vice President for Group Business & Strategic Development, Mr. Tan Cheng Guan.

The new Company is expected to provide highly efficient utility services to ZonesCorp's specialised economic zones and will significantly add to the attractiveness of the Emirate of Abu Dhabi as a location for establishing manufacturing and related industrial enterprises.

ZonesCorp and Sembcorp share a vision of providing efficient, centralised utility services, facilities management and one-stop customer relationship management to all of ZonesCorp's industrial and commercial tenants, including those in the Industrial City of Abu Dhabi (ICAD), the Al Ain Industrial City and the numerous Worker Residential Cities currently under development.

The planned utility service company will work closely with relevant Government authorities and other agencies to deliver the integrated supply of district cooling chilled water, electricity, wastewater treatment & recycling, high grade industrial water, natural gas, industrial gases and solid waste management.

A state-of-the-art customer management and billing system for the supply of all utilities services will be implemented as a key part of the new company's operations, thus providing an additional one-stop service to ease the administrative burden on all of ZonesCorp's tenants.

For media enquiries, please contact:

Mr. Huneidi Al Huneidi
Media Advisor
ZonesCorp
Office: 02-5073338
Mobile: 050-6429513
Fax: 02-5500422
Email: Huneidi.huneidi@zonescorp.com

Ms. Goh Wan Cheng
PR Counsel
Sembcorp Industries
Office: +65 67233153
Fax: +65 68223240
Email: goh.wancheng@sembcorp.com

About Sembcorp Industries

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of industrial park and environmental management services in the region.

Sembcorp Industries has total assets of over $8.7 billion and employs more than 6,700 employees.

Listed on the main board of the Singapore Exchange, Sembcorp Industries is a component stock of the Straits Times Index and several MSCI indices.

About ZonesCorp

The Higher Corporation For Specialised Zones (ZonesCorp) is an independent government authority established in 2004 for the promotion of investment in the economic sector of the Abu Dhabi Emirate. HH Sheikh Hamed bin Zayed al Nahyan is the Chairman of ZonesCorp.

As per the directions of His Highness Sheikh Khalifa Bin Zayed Al Nahyan, President of the UAE and the Ruler of Abu Dhabi; and the support of His Highness Sheikh Mohammed Bin Zayed Al Nahyan, Crown Prince of Abu Dhabi; Law 3 of 2004 was enacted establishing the Higher Corporation for Specialized Economic Zones – ZonesCorp – empowering it to develop the infrastructure & enabling business environment to ensure the diversification of the Abu Dhabi economy through targeted industrialization.

ZonesCorp is the Government backed agency responsible for the establishment, management and operation of zones of special economic nature in Abu Dhabi.

END